March 3, 2026

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Dear Sirs / Mesdames:

Re:	GreenPower Motor Company Inc. (the "Company") Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated March 3, 2026 (the "Notice"), and, based on our knowledge of such information at this time, we agree with the information contained in the Notice pertaining to our firm.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants